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SEP 03 2019

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65440

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2018 (MM/DD/YY) AND ENDING 06/30/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BG Worldwide Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21860 Burbank Blvd, Suite 150
(No. and Street)

Woodland Hills	CA	91367
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dave Banerjee, FINOP — (818) 657-0288
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18401 Burbank Blvd, Suite 120	Tarzana	California	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Robert E. Shor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BG Worldwide Securities, Inc., as of June 30, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

*please see attachment

Robert Shor
Signature

President
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

CITY NATIONAL BANK
AN RBC COMPANY

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles } ss.

☒ Attached Document (Notary to cross out lines 1-5 below)
☐ Statement Below (Lines 1-5 to be completed only by document signer[s], *not* Notary)

1 ______
2 ______
3 ______
4 ______
5 ______

Signature of Affiant No. 1

Signature of Affiant No. 2 (if any)

Subscribed and sworn to (or affirmed) before me on this

19 day of July, 2019, by
Date Month Year

(1) Robert E. Shor,
Name of Affiant No. 1

(2) ______,
Name of Affiant No. 2 (Strike if not applicable)

ANGELA GUTIERREZ
Notary Public - California
Los Angeles County
Commission # 2198342
My Comm. Expires May 21, 2021

Place Notary Seal Above

Proved to me on the basis of satisfactory evidence to be the person who appeared before me

Signature of Notary

OPTIONAL

Though the data is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Annual audited report form x-17a-5

Document Date: ______ Number of Pages: 2

Signer(s) Other Than Named Above: ______

RIGHT THUMPRINT OF SIGNER #1	RIGHT THUMPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

ID 18548E (Rev 12/2014) (098P)

BG WORLDWIDE SECURITIES, INC.

Table of Contents

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818)401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder's and Board of Directors of BG Worldwide Securities, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of BG Worldwide Securities, Inc. as of June 30, 2019, the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of BG Worldwide Securities, Inc. as of June 30, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of BG Worldwide Securities, Inc.'s management. My responsibility is to express an opinion on BG Worldwide Securities, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to BG Worldwide Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The information contained in Schedule I, II. and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as BG Worldwide Securities, Inc.'s auditor since 2003.

Tarzana, California

August 23, 2019

BG WORLDWIDE SECURITIES, INC.

Statement of Financial Condition
June 30, 2019

ASSETS

Cash	$	17,136
Accounts Receivable		3,325
Other Current Assets		413
Total Assets	$	20,874

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
		-
Total Liabilities	$	-
STOCKHOLDER'S EQUITY		
Common Stock, no par value, 1,000 shares authorized, issued, and outstanding	$	100
Additional Paid-in-Capital		110,468
Accumulated Deficit		(89,694)
Total Stockholder's Equity	$	20,874
Total Liabilities and Stockholder's Equity	$	20,874

The accompanying notes are an integral part of these financial statements

BG WORLDWIDE SECURITIES, INC.

Statement of Operations
For the Year Ended June 30, 2019

REVENUES		
Commissions Revenue	$	81,846
Total Revenues	$	81,846
EXPENSES		
Commissions Expense	$	48,150
Professional Fees		54,500
Other Expenses		4,003
Total Expenses	$	106,653
NET LOSS BEFORE INCOME TAXES	$	(24,807)
LESS: INCOME TAX EXPENSE (NOTE 2)		800
NET LOSS	$	(25,607)

BG WORLDWIDE SECURITIES, INC.

Statement of Stockholder's Equity
For the Year Ended June 30, 2019

	Common Stock	Additional Paid-In Capital	(Accumulated Deficit)	Total Stockholder's Equity
Beginning balance, July 1, 2018	$ 100	$ 110,468	$ (59,087)	$ 51,481
Dividends Paid			$ (5,000)	$ (5,000)
Net Loss			(25,607)	(25,607)
Ending balance, June 30, 2019	$ 100	$ 110,468	$ (89,694)	$ 20,874

The accompanying notes are an integral part of these financial statements

BG WORLDWIDE SECURITIES, INC.

Statement of Cash Flows
For the Year Ended June 30, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$	(25,607)
Adjustments to reconcile net Loss to net cash used in operating activities:		
(Increase) decrease in assets		
Accounts Receivable		(38)
Other Assets		(393)
Increase (decrease) in liabilities		
Due to Parent		(13,034)
Total adjustments	$	(13,465)
Net cash used in operating activities	$	(39,072)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividends Paid	$	(5,000)
Net cash used by financing activities	$	(5,000)
Net decreased in cash	$	(44,072)
Cash at beginning of year		61,208
Cash at end of year	$	17,136
Supplemental Disclosures		
Cash paid during the year for:		
Interest	$	-
Income taxes	$	800

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

BG Worldwide Securities, Inc. (the "Company") was formed on December 6, 2001 in California as a "C" corporation. The Company received approval as a broker dealer by the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) on November 18, 2002. The Company is registered as a limited purpose broker-dealer engaged in variable annuities and variable life products to institutions. The Company is a wholly owned subsidiary of Benefits Group Worldwide, Inc. (the "Parent"). The owners of the Parent are also owners of an insurance agency, Robert Shor Insurance Agency, Inc.

The Parent designs, implements, administers executive benefits plans for enterprise organizations, and structures deferred compensation for public and private institutional customers. The broker dealer receives securities and insurance commissions from insurance companies with whom these public and institutional customers place their variable insurance policies. The Company does not maintain retail or individual accounts or customers relationships. The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i) and does not require the services of a clearing firm.

Accounting Method

The company uses the accrual basis of accounting for financial statement purposes. It is subject to regulation by SEC and FINRA, and it follows accounting and record keeping polices established by those agencies.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates, but management does not believe such differences will materially affect the Company's financial position, results of operations, or cash flows.

Revenue Recognition

The Company recognizes commission revenue when earned. The Company recognizes revenue as earned only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed, and collectability of the related fee is reasonably assured.

Fair Value Measurement

The Company adopted ASC Topic 820, requiring a fair value measurement of certain financial instruments on a recurring basis. The adoption of ASC Topic 820 did not impact the Company's financial condition or results of operations. ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability.

ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

BG WORLDWIDE SECURITIES, INC.

Notes to Financial Statements
June 30, 2019

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurement

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

The Company had no financial instruments to measure for fair value as of June 30, 2019.

Concentrations of Credit Risk:

The Company is engaged in activities in which counter parties primarily include insurance companies, banks, and other financial institutions. In the event counter parties do not fulfil their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party. 100% of all revenue is from three customers.

The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the respective strength of the financial institution. The Company has not incurred any losses on this account. At June 30, 2019, the amount in excess of insured limits was $0.

Note 2: INCOME TAXES

The Company is included in the consolidated tax returns filed by the Parent. Beginning July 1, 2016, the Company accrues a tax provision as a stand-alone entity for purpose of GAAP and Federal Securities regulations.

For the year ended June 30, 2019, the components of the Company's estimated income tax expense are as follows:

State Income Taxes (California)	$ 800
Federal Income Tax provision	0
	$ 800

The Company is subject to audit by the taxing agencies for fiscal years ending June 30, 2016, 2017 and 2018.

Note 3: NET CAPITAL REQUIREMENT

The Company is subject to the uniform net capital rule (Rule15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day by day, but at June 30, 2019 the Company's net capital of $17,136 exceeded the minimum net capital requirement of 6 2/3% of aggregate indebtedness ($0) or $5,000, whichever is greater, by $12,136, and the Company's ratio of aggregate indebtedness of $0 to net capital was 0.0:1, which is less than the 15:1 maximum ratio requirement.

Note 4: RELATED PARTY TRANSACTIONS

The Company has a cost sharing arrangement with the Parent, per which common expenses are apportioned to the Company at a rate of $104 per month or $ 1,248 a year.
The Company is affiliated with Robert Shor Insurance, a related party due to common ownership and control, through which the Company's commissions for its insurance product placements are processed.

Note 5: ASC 606: REVENUE FROM CONTRACTS WITH CUSTOMERS

1. Revenue

A. Significant accounting policy

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

B. Nature of services

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments, see below :

Revenue from sale of Insurance Based Products: This includes revenue from any variable annuity or any other financial instrument that contains an insurance and security component and includes fixed annuities.

2. Changes in Accounting Policy:

The Company adopted Topic 606 "Revenue from Contracts with Customers" with a date of July 1, 2018. As a result, it has changed its accounting policy for revenue recognition as detailed below.

The Company applied Topic 606 using the cumulative effect method i.e. by recognizing the cumulative effect of initially applying Topic 606 as an adjustment to the opening balance of equity at July 1, 2018. This was immaterial. Therefore, any prior reporting information has not been adjusted and continues to be reported under Topic 606.

ASU 2016-02: Leases

In February 2016, The FASB issued ASU 2016-02 on Leases. Under the new guidance, leases will be required to recognize a lease liability and a right-of-use asset for all leases at the commencement date (with the exception of short-term leases). ASU-2016-02 is effective for annual and interim periods beginning on or after December 15, 2018 and early adoption is permitted. The Company does not have a lease commitment where this applies and has adopted this change to its accounting process.

Note 6: SUBSEQUENT EVENTS

The management has reviewed the results of operations for the period of time from its year end June 30, 2019 through August 23, 2019 the date the financial statements were available to be issued and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements, nor have any subsequent events occurred, the nature of which would require disclosure.

BG WORLDWIDE SECURITIES, INC.

Schedule I
Statement of Net Capital
June 30, 2019

	Focus 06/30/2019		Audit 06/30/2019		Change
Stockholder's Equity, June 30, 2019	$	20,874	$	20,874	-
Less: Non-allowable Assets					
Accounts Receivable		3325		3325	
Other Current Assets		413		413	-
Tentative net capital	$	17,136	$	17,136	-
Haircuts:		-		-	-
NET CAPITAL	$	17,136	$	17,136	-
Minimum requirements of 6 2/3% of aggregate indebtedness or $5,000, whichever is greater		5,000		5,000	-
Excess net capital	$	12,136	$	12,136	-
Aggregate indebtedness	$	-	$	-	-
Ratio of aggregate indebtedness to net capital		0.00:1		0.00:1	

There were no noted differences between the Audit and Focus filed at June 30, 2019

The accompanying notes are an integral part of these financial statements

BG WORLDWIDE SECURITIES, INC.

June 30, 2019

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(i).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(i) exemptive provision.

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 · Tel. (818) 636-5660 · Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
BG Worldwide Securities, Inc.
Woodland Hills, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) BG Worldwide Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which BG Worldwide Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k) (2) (i) (the "exemption provision") and (2) BG Worldwide Securities, Inc., stated that BG Worldwide Securities, Inc., met the identified exemption provision throughout the most recent fiscal year without exception. BG Worldwide Securities, Inc.'s management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about BG Worldwide Securities, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
August 23, 2019

Assertions Regarding Exemption Provisions

BG Worldwide Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period July 1, 2018 through June 30, 2019.

BG Worldwide Securities, Inc.

Robert E. Shor 8/23/19